Wearable Health Solutions, Inc.

2300 Yonge Street, Suite 1600

Toronto, Ontario Canada M4P 1E4

Phone: (647)792-0402

Edward M. Kelly

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wearable Health Solutions, Inc.
Offering Statement on Form 1-A
Filed: September 11, 2020
File No. 24-11316

October 1, 2020

Dear Mr. Kelly,

This letter sets forth the request of Wearable Health Solutions, Inc., (“WHSI” or the “Company”) to withdraw its’ Acceleration Request for the Offering Statement on Form 1-A (File No. 24-11316)

Reference is made to our letter, filed as correspondence via EDGAR on September 30, 2020 in which we requested the acceleration of the qualification date of the above-captioned Offering Statement on Form 1-A for October 2, 2020 at 2:00 pm EST.

The purpose of this letter is to respond to the comment letter the Company received from the Securities and Exchange Commission on October 1, 2020 in which we were advised that the Company needed to further update the Form 1-A and as such we intend to resubmit our request for acceleration of qualification at a later date.

We hereby formally withdraw our request for acceleration of the qualification date.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (647)792-0402 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

We trust the foregoing is in order.

Wearable Health Solutions, Inc.

/s/ Harrysen Mittler
Name:	Harrysen Mittler
Title:	Chief Executive Officer, Director